UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-40375

E-home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 5, 2026, E-Home Household Service Holdings Limited (the “Company”) received a decision from the Nasdaq Hearings Panel (the “Panel”) regarding the Company’s continued listing on The Nasdaq Stock Market LLC (“Nasdaq”). The Panel granted the Company’s request for continued listing, subject to heightened listing criteria pursuant to Nasdaq Listing Rule 5815(c)(4), including demonstrating sustained compliance with the minimum bid price rule under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) until September 14, 2026. During this period, the Company is prohibited from completing a reverse stock split. In addition, Nasdaq imposed a discretionary one-year Panel Monitor pursuant to Nasdaq Listing Rule 5815(d)(4)(B), which requires Nasdaq to issue a delisting determination letter in the event that the Company fails to comply with the Bid Price Rule during that one-year period.

The hearing was held in connection with a written notice the Company received on March 16, 2026 from the Nasdaq Listing Qualifications Department of Nasdaq indicating that, as a result of the Company’s non-compliance of the Bid Price Rule, Nasdaq staff has determined to delist the Company’s securities from The Nasdaq Capital Market, as previously disclosed.

The Company intends to maintain strict compliance with the Bid Price Rule and other applicable Nasdaq listing standards and is focused on executing its business plan to support sustained compliance during the compliance period.

This report contains forward-looking statements, including, but not limited to, the Company’s intention to maintain strict compliance with the Bid Price Rule and other applicable Nasdaq listing standards. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company undertakes no obligation to update any forward-looking statement in this report, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2026

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

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